EXHIBIT 12.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the Years Ended December 31,

	2002	2001	2000	1999	1998

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$683	$892	$748	$510	$(679)
Interest and debt expense	147	150	168	268	426
Interest portion of rental expense	15	14	15	15	16

Earnings (loss) before fixed charges	$845	$1,056	$931	$793	$(237)

Fixed charges:
Interest and debt expense	$147	$150	$168	$268	$426
Interest portion of rental expense	15	14	15	15	16

Total fixed charges	$162	$164	$183	$283	$442

Ratio of earnings to fixed charges	5.2	6.4	5.1	2.8	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	—	—	—	—	$(679)